Exhibit 5.3

Medtronic Global Holdings S.C.A. 3b, boulevard Prince Henri L-1724 Luxembourg	Allen & Overy société en commandite simple, inscrite au barreau de Luxembourg 33 avenue J.F. Kennedy L-1855 Luxembourg Boîte postale 5017 L-1050 Luxembourg Tel +352 4444 55 1 Fax +352 4444 55 222

Our ref 0118516-0000001 LU:11374081.5

Luxembourg, 3 February 2017

Legal Opinion

Dear Sirs,

1.	We have acted as legal advisers in the Grand Duchy of Luxembourg (Luxembourg) to Medtronic Global Holdings S.C.A., a partnership limited by shares (société en commandite par actions) incorporated under the laws of Luxembourg, with its registered office at 3b, Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) (the Register) under number B 191129 (the Company).

This legal opinion is issued in connection with the Company’s filing with the Securities and Exchange Commission of a new registration statement on Form S-3 (the Registration Statement), which includes a prospectus dated 3 February 2017 (the Prospectus), with respect to the registration by the Company of the offering and sale of an indeterminate amount (denominated in USD or a foreign currency, currency unit or composite currency) of debt securities (as described in the Prospectus) being fully and unconditionally guaranteed by Medtronic Public Limited Company and Medtronic, Inc. (the Securities).

2.	We have examined, to the exclusion of any other document, copies of the documents listed below:

2.1	a copy of the restated articles of association (statuts coordonnés) of the Company (the SCA Articles) as at 26 June 2015;

2.2	a copy of the restated articles of association (statuts coordonnés) of Medtronic Global Holdings GP S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, with its registered office at 3b, Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg and registered with the Register under number B 191031 (the General Partner) as at 1 October 2015 (the GP Articles together with the SCA Articles the Articles);

2.3	an electronic copy of a negative certificate (certificat négatif) issued by the Register in respect of the Company, dated 3 February 2017 stating that on the day immediately prior to the date of issuance of the negative certificate, there were no records at the Register of any court order regarding, amongst others, a (i) bankruptcy adjudication against the Company, (ii) reprieve from payment (sursis de paiement), (iii) controlled management (gestion contrôlée) or (iv) composition with creditors (concordat préventif de la faillite) (the SCA Certificate);

Allen & Overy, société en commandite simple, is an affiliated office of Allen & Overy LLP. Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Bangkok, Barcelona, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), Johannesburg, London, Luxembourg, Madrid, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (cooperation office), Rome, São Paulo, Séoul, Shanghai, Singapore, Sydney, Tokyo, Warsaw, Washington, D.C. and Yangon.

2.4	an electronic copy of a negative certificate (certificat négatif) issued by Register in respect of the General Partner, dated Janaury 27, 2017 stating that on the day immediately prior to the date of issuance of the negative certificate, there were no records at the Register of any court order regarding, amongst others, a (i) bankruptcy adjudication against the Company, (ii) reprieve from payment (sursis de paiement), (iii) controlled management (gestion contrôlée) or (iv) composition with creditors (concordat préventif de la faillite) (the GP Certificate, together with the SCA Certificate, the Certificates);

2.5	an excerpt of the Register pertaining to the Company dated 3 February 2017;

2.6	an excerpt of the Register pertaining to the General Partner dated 3 February 2017; and

2.7	a scanned copy of an excerpt of the resolutions taken by the board of managers of the General Partner, acting in its capacity as general partner of the Company on 3 February 2017 (the Resolutions);

2.8	an execution copy received by email on 3 February 2017 of the form of senior indenture of the Company (including form of guarantee), to be entered into by and between the Company as issuer, Medtronic Public Limited Company and Medtronic, Inc. as guarantors and Wells Fargo Bank, National Association as trustee, to be filed with the Registration Statement as exhibit (the Senior Indenture);

2.9	an execution copy received by email on 3 February 2017 of the form of subordinated indenture of the Company (including form of guarantee), to be entered into by and between the Company as issuer, Medtronic Public Limited Company and Medtronic, Inc. as guarantors and a trustee to be named (the Company Subordinated Indenture and together with the Senior Indenture, the Indentures); and

2.10	a scanned copy received by email on 3 February 2017 of the executed Registration Statement, including the Prospectus, together with an indenture between Medtronic, Inc. and Wells Fargo Bank, National Association as trustee dated 10 December 2014, as amended by a supplemental indenture between Medtronic, Inc. and Wells Fargo Bank, National Association as trustee dated 10 December 2014, a supplemental indenture between Medtronic Public Limited Company and Wells Fargo Bank, National Association as trustee dated 26 January 2015 and a supplemental indenture between the Company and Wells Fargo Bank, National Association as trustee dated 26 January 2015.

The document listed in paragraphs 2.8 to 2.10 (inclusive) above are herein referred to as the Opinion Documents. The term “Opinion Documents” includes, for the purposes of paragraphs 3. and 5. below, any document in connection therewith.

Unless otherwise provided herein, terms and expressions shall have the meaning ascribed to them in the Opinion Documents.

3.	ASSUMPTIONS

In giving this legal opinion, we have assumed, and we have not verified independently:

3.1	the genuineness of all signatures, stamps and seals, the completeness and conformity to the originals of all the documents submitted to us as certified, photostatic, faxed, scanned or e-mailed copies or specimens and the authenticity of the originals of such documents and that the individuals purported to have signed, have in fact signed (and had the general legal capacity to sign) these documents;

3.2	the due authorisation, execution and delivery of the Opinion Documents by all the parties thereto (other than the Company) as well as the capacity, power, authority and legal right of all the parties thereto (other than the Company) to enter into, execute, deliver and perform their respective obligations thereunder, and the compliance with all internal authorisation procedures by each party (other than the Company) for the execution by it of these Opinion Documents to which it is expressed to be a party;

3.3	that the Indentures will be signed in the form of the execution versions thereof listed in paragraphs 2.8 and 2.9 above;

3.4	that all factual matters and statements relied upon or assumed herein were, are and will be (as the case may be) true, complete and accurate on the date of execution of the Opinion Documents;

3.5	that all authorisations, approvals and consents under any applicable law (other than Luxembourg law to the extent opined upon herein) which may be required in connection with the execution, delivery and performance of the Opinion Documents have been or will be obtained;

3.6	the due compliance with all matters (including without limitation, the obtaining of necessary consents and approvals and the making of necessary filings and registrations) required in connection with the Opinion Documents to render them enforceable in all relevant jurisdictions (other than Luxembourg to the extent opined upon herein);

3.7	that the place of the central administration (siège de l’administration centrale), the principal place of business (principal établissement) and the centre of main interests (as referred to in Council Regulation (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings, as amended (the EU Insolvency Regulation)) of the Company and the General Partner are located at the place of their registered office (siège statutaire) in Luxembourg and that the Company and the General Partner have no establishment (as such term is defined in the EU Insolvency Regulation) outside Luxembourg;

3.8	that the Company does not carry out an activity in the financial sector on a professional basis, as referred to in the act dated 5 April 1993 regarding the financial sector, as amended;

3.9	that the Company does not carry out an activity requiring the granting of a business licence under the Luxembourg act dated 2 September 2011 relating to the establishment of certain businesses and business licences;

3.10	that the Opinion Documents are legally valid, binding and enforceable under their governing law (other than Luxembourg law to the extent opined upon herein), that the choice of such governing law and of the jurisdiction clauses are valid (as a matter of such governing law and all other applicable laws (other than Luxembourg law to the extent opined upon herein)) as the choice of the governing law and the submission to the jurisdiction of the chosen courts for the Opinion Documents;

3.11	that the choice of governing law clause in the Indenture shall apply to any litigation in relation to the Registration Statement as a whole;

3.12	that the obligations assumed by all the parties under the Opinion Documents constitute legally valid, binding and enforceable obligations in accordance with their terms under the respective governing laws of such obligations (other than the laws of Luxembourg to the extent opined herein);

3.13	that the Opinion Documents are entered into and performed by the parties thereto in good faith and without any intention of fraud or intention to deprive of any legal benefit any persons (including for the avoidance of doubt third parties) or to circumvent any applicable mandatory laws or regulations of any jurisdiction (including without limitation any tax laws);

3.14	that there are no provisions of the laws of any jurisdiction outside Luxembourg which would adversely affect, or otherwise have any negative impact on, the opinions expressed in this legal opinion;

3.15	that all the parties to the Opinion Documents (other than the Company) are companies duly organised, incorporated and existing in accordance with the laws of the jurisdiction of their respective incorporation and/or their registered office and/or the place of effective management, having a corporate existence;

3.16	that no steps have been taken pursuant to any insolvency, bankruptcy, liquidation or equivalent or analogous proceedings to appoint an administrator, bankruptcy receiver, insolvency officer or liquidator over the Company and/or the General Partner or any of their assets and that no voluntary or judicial winding-up or liquidation of the Company and/or the General Partner has been resolved or become effective at the date hereof. In respect of the Company and the General Partner, we refer to the Certificates;

3.17	that the entry into and performance under the Opinion Documents are made for the corporate benefit (intérêt social) of the Company;

3.18	that the Registration Statement has in fact been signed and the Indentures will be signed by Erik De Gres and Melanie Devine in their capacity as managing directors of the General Partner of the Company, or their successor in such title and capacity;

3.19	that the Resolutions have not been amended, rescinded, revoked or declared void and that the meeting of the board of managers of the General Partner of the Company (as referred to in paragraph 2.7 above) was duly convened and validly held and included a proper discussion and deliberation in respect of all the items of the agenda of the meeting;

3.20	that the Articles have not been modified since the dates referred to in paragraphs 2.1 and 2.2 above;

3.21	that any representation, warranty or statement of fact or law, other than as to the laws of Luxembourg, made in the Opinion Documents is true, accurate and complete in all material respect;

3.22	that all payments and transfers made by, on behalf of, in favour of, or for the account of, the Company under the Opinion Documents, are made on an arm’s length basis and are in accordance with market practice;

3.23	that the Company is not, is not deemed to be, and, as a result of entering into and performing the Opinion Documents, will not be, over-indebted in light of the current practice of the Luxembourg tax administration;

3.24	that none of the parties to the Opinion Documents nor the holders of Securities will have any relation with the Company other than that of an independent third party acting in the normal course of its business and/or will maintain any particular economic relation with the Company, other than that contemplated by the Opinion Documents and by the Securities;

3.25	the absence of any other arrangement by or between any of the parties to the Opinion Documents or between the parties to the Opinion Documents and any third parties which modifies or supersedes any of the terms of the Opinion Documents or otherwise affects the opinions expressed herein;

3.26	there is neither a vitiated consent (vice de consentement) by reason of mistake (erreur), fraud (dol), duress (violence) or inadequacy (lésion), nor an illicit cause (cause illicite) in relation to the Opinion Documents;

3.27	that all agreed conditions to the effectiveness of the Opinion Documents have been or will be satisfied;

3.28	that none of the Securities will carry interest, or any other payment, contingent on the profits of, or on the distribution of profits by, the Company; and

3.29	that none of the Securities will be exchangeable for, convertible into, or linked to shares or other equity investments issued or to be issued by the Company.

4.	OPINION

Based upon, and subject to, the assumptions made above and the qualifications set out below and subject to any matters not disclosed to us, we are of the opinion that, under the laws of Luxembourg in effect, as construed and applied by the Luxembourg courts in published Luxembourg court decisions, on the date hereof:

4.1	Status

The Company is a corporate partnership limited by shares (société en commandite par actions) formed for an unlimited duration and legally existing under the laws of Luxembourg.

4.2	Power and authority

The Company has the corporate power and authority to enter into and perform the Opinion Documents.

4.3	Execution

The Opinion Documents have been duly executed on behalf of the Company.

4.4	Enforceability

The obligations expressed to be assumed by the Company under the Opinion Documents would be enforceable against the Company in the Luxembourg courts in accordance with their express terms provided the obligations are enforceable under the law by which they are expressed to be governed.

4.5	Non-conflict

The execution, delivery and performance by the Company of the Opinion Documents, and the compliance by the Company with the terms of such Opinion Documents do not violate the SCA Articles and any applicable law of Luxembourg relating to corporate partnerships limited by shares generally.

4.6	No consents

No authorisations, approvals or consents of governmental, judicial and public bodies and authorities of or in Luxembourg are required under statute in connection with the entry into and performance by the Company of the Opinion Documents.

4.7	Application of governing law

The choice of the laws of the State of New York, United States of America, as the governing law of the Opinion Documents would be upheld as a valid choice of law by the courts of Luxembourg and applied by those courts in proceedings in relation to the Opinion Documents as the governing law thereof.

4.8	Submission to jurisdiction

The submission to the jurisdiction of the state or federal court of the city of New York, State of New York, United States of America, by the Company contained in the Opinion Documents constitutes an effective submission by the Company to the jurisdiction of such courts.

4.9	Enforcement of judgments

(a)	A final and conclusive judgment in respect of the Opinion Documents obtained against the Company in the state or federal court of the city of New York, State of New York, United States of America, would be recognised and enforced by the Luxembourg courts subject to the applicable enforcement procedure (as set out in the relevant provisions of the Luxembourg New Civil Procedure Code).

Pursuant to Luxembourg case law, the enforcement of such judgment is subject to the following requirements:

•	the foreign judgment must be enforceable in the country of origin,

•	the court of origin must have had jurisdiction both according to its own laws and to the Luxembourg conflict of jurisdictions rules,

•	the foreign proceedings must have been regular in light of the laws of the country of origin,

•	the rights of defence must not have been violated,

•	the foreign court must have applied the law which is designated by the Luxembourg conflict of laws rules, or, at least, the judgment must not contravene the principles underlying these rules,

•	the considerations of the foreign judgment as well as the judgment as such must not contravene Luxembourg international public policy,

•	the foreign judgment must not have been rendered as a result of or in connection with an evasion of Luxembourg law (“fraude à la loi”).

(b)	Any judgment awarded in the courts of Luxembourg may be expressed in a currency other than the euro. However, any obligation to pay a sum of money would be enforceable in Luxembourg in terms of the euro only.

4.10	No immunity

The Company is not entitled to claim immunity from jurisdiction or immunity from enforcement with respect to any action or proceeding brought in connection with its obligations under the Opinion Documents in the courts of Luxembourg.

4.11	Certificates

According to the Certificates, on the day immediately prior to the issuance of the Certificates, no court order has been recorded with the Register pursuant to which the Company or the General Partner had been adjudicated bankrupt (faillite), or become subject to, or benefited from, a reprieve from payment (sursis de paiement), controlled management (gestion contrôlée) or composition with creditors (concordat préventif de la faillite), judicial liquidation or judicial appointment of a temporary administrator.

5.	QUALIFICATIONS

The above opinions are subject to the following qualifications:

5.1	The opinions expressed herein are subject to, and may be affected or limited by, the provisions of any applicable bankruptcy (faillite), insolvency, liquidation, reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite), reorganisation proceedings or similar Luxembourg or foreign law proceedings or regimes affecting the rights of creditors generally.

5.2	Any certificate or determination which would by contract be deemed to be conclusive may not be upheld by the Luxembourg courts.

5.3	Certain obligations may not be the subject of specific performance pursuant to court orders, but may result in damages only. Accordingly, Luxembourg courts may issue an award of damages where specific performance is deemed impracticable or an award of damages is determined adequate.

5.4	Notwithstanding a foreign jurisdiction clause, the Luxembourg courts would, in principle, have jurisdiction to order provisional measures in connection with assets or persons located in Luxembourg and such measures would most likely be governed by Luxembourg law.

5.5	Penalty clauses (clauses pénales), and similar clauses on damages or liquidated damages, as governed by article 1152 and articles 1226 et seq. of the Luxembourg Civil Code are allowed to the extent that they provide for a reasonable level of damages. The judge has however the right to reduce (or increase) the amount thereof if it is unreasonably high (or low). The provisions of article 1152 and articles 1226 et seq. of the Luxembourg Civil Code are generally considered to be a point of public policy under Luxembourg law. It is possible that a Luxembourg court would hold them to be a point of international public policy that would set aside the relevant foreign governing law.

5.6	International public policy means the fundamental concepts of Luxembourg law that the Luxembourg courts may deem to be of such significance so as to exclude the application of an (otherwise applicable) foreign law (deemed to be contrary in its results to such concepts). International public policy is a matter which is constantly evolving on the basis of the position of Luxembourg courts with respect to cases they hear. Accordingly, there are uncertainties as to what is considered as international public policy under Luxembourg law.

5.7	Interest may not accrue on interest that is due on principal, unless such interest has been due for at least one year (article 1154 of the Luxembourg Civil Code). The right to compound interest is limited to cases where (i) the interest has been due for at least one year and (ii) the parties have specifically provided in an agreement (to be made after that interest has become due for at least one year) that such interest may be compounded (or absent such agreement, the creditor may file an appropriate request with the relevant court). The provisions of article 1154 of the Luxembourg Civil Code are generally considered to be a point of public policy under Luxembourg law. It is possible, although it is highly unlikely, that a Luxembourg court would hold these provisions to be a point of international public policy that would set aside the relevant foreign governing law.

5.8	The registration of the Opinion Documents with the Administration de l’Enregistrement et des Domaines in Luxembourg will be required where the Opinion Documents are physically attached (annexé(s)) to a public deed or to any other document subject to mandatory registration, in which case either a nominal registration duty or an ad valorem duty (of, for instance, 0.24 (zero point twenty four) per cent. of the amount of the payment obligation mentioned in the document so registered) will be payable depending on the nature of the document to be registered. These registration duties will equally be payable in the case of voluntary registration of the Opinion Documents.

5.9	Claims may become barred under statutory limitation period rules and may be subject to defences of set-off or counter-claims. We express no opinion as to whether rights of set-off, including rights on close-out netting, are effective in a Luxembourg insolvency situation.

5.10	No opinion is expressed as to the validity and enforceability of provisions whereby interest on overdue amounts or other payment obligations shall continue to accrue or subsist after judgment.

5.11	Where any obligations are to be performed or observed or are based upon a matter arising in a jurisdiction outside Luxembourg, they may not be enforceable under Luxembourg law if and to the extent that such performance or observance would be unlawful, unenforceable, or contrary to public policy under the laws of such jurisdiction.

5.12	With respect to the opinions expressed in paragraph 4.7 above, the Luxembourg courts might not apply a chosen foreign law if that choice was not made bona fide and/or:

(a)	if it were not pleaded and proved; or

(b)	if such foreign law would be contrary to the mandatory provisions (lois impératives) or overriding mandatory provisions (lois de police) of Luxembourg law or manifestly incompatible with Luxembourg public policy; or

(c)	to the extent that relevant contractual obligations or matters fall outside of the scope of Regulation (EC) No 593/2008 of the European Parliament and the Council of 17 June 2008 on the law applicable to contractual obligations; or

(d)	if all other elements relevant to the situation are located in a country other than the jurisdiction of the chosen governing law, in which case the Luxembourg courts may apply the applicable mandatory provisions of such country; or

(e)	where the chosen governing law is not the law of an EU Member State, if all other elements relevant to the situation are located in one or several EU Member States, in which case the Luxembourg courts may apply applicable mandatory EU law provisions (as implemented in Luxembourg); or

(f)	where contractual obligations are to be or have been performed in another country where such performance is prohibited by overriding mandatory provisions; or

(g)	if a party is subject to insolvency proceedings, in which case the Luxembourg courts would apply the law of the jurisdiction where such insolvency proceedings have been duly opened (lex concursus) to the effects of such insolvency proceedings without prejudice to the exceptions provided for in the EU Insolvency Regulation.

5.13	Clauses that grant to the debtor of an obligation the power to determine, in its absolute discretion, if, and if so, under which conditions its obligation will be performed may be declared void by a Luxembourg court (if competent) on the basis of articles 1170 and 1174 of the Luxembourg Civil Code (condition purement potestative, one-sided clause). It is possible that a Luxembourg court would hold articles 1170 and 1174 of the Luxembourg Civil Code to be a point of international public policy that would set aside the relevant foreign governing law.

5.14	Any indemnity provision entitling one party to recover its legal and other enforcement costs and expenses from another party may be limited in terms of items or amounts as a Luxembourg court (if competent) deems appropriate.

5.15	Under the laws of Luxembourg, unless otherwise provided for or unless the contrary results from the factual circumstances, a power of attorney or agency (mandat), whether or not irrevocable, will terminate by force of law, and without notice, upon the occurrence of insolvency events affecting the principal or the agent. A power of attorney or agency (mandat) might become ineffective upon the principal entering into controlled management (gestion contrôlée) or reprieve from payment (sursis de paiement). The designation of a service of process agent may constitute (or may be deemed to constitute) a power of attorney or agency (mandat).

5.16	We express no opinion on the effectiveness or ineffectiveness of a purported revocation, or the consequences of such revocation by the principal of a power of attorney or agency (mandat) expressed to be irrevocable.

5.17	We express no opinion on the validity or enforceability under Luxembourg law of a power of attorney granted in the exclusive interest of the attorney or a third party.

5.18	There is uncertainty whether a Luxembourg insolvency receiver of a debtor subject to Luxembourg insolvency proceedings would, where applicable, accept the tiering between senior and subordinated creditors of this debtor.

5.19	There are no general Luxembourg law provisions or regulations on non-petition clauses (that is, a clause whereby one or more parties waive ab initio their right to institute bankruptcy proceedings against their debtor). There is, to our knowledge, no Luxembourg (published) case law or well established legal literature on non-petition clauses. In the absence of Luxembourg (published) case law, it is our view that Luxembourg courts would mainly turn to Belgian case law and prevailing legal literature which do not recognise the enforceability of a non-petition clause because it violates public policy.

5.20	From a Luxembourg law perspective, turnover provisions might be regarded as a mere contractual mechanism and would not give the senior creditor a proprietary claim on the insolvency of the junior creditor. In the case that a junior creditor has been paid before a senior creditor and bankruptcy proceedings are instituted against the junior creditor before the amounts so paid to the junior creditor have been paid and distributed to the senior creditor, it is uncertain whether the senior creditor would be able to claw back these amounts from the junior creditor.

5.21	There are neither general Luxembourg law provisions nor, to our knowledge, Luxembourg (published) case law or well established legal literature with respect to limited recourse provisions. We take the view that Luxembourg courts would mainly turn to Belgian case law and prevailing legal doctrine which seem to admit the validity and enforceability of a provision whereby contractual arrangements are established in conformity with the law of contracts and the law of obligations to the extent that they do not grant to a particular creditor a better rank in the distribution of the debtor’s assets. The principle of pari passu treatment of creditors (according to which contractual arrangements, entered into prior to the opening of insolvency proceedings and designed to unfairly benefit one creditor to the detriment of other creditors by giving it a preferential right not provided for by law, are unlawful) aims only at, and as such is public policy, protecting the rights of all the creditors (l’ensemble des créanciers). In other words, the debtor may not, by an arrangement with one of its creditors, impair the rights of the other creditors. Nothing however prohibits one or more creditors to limit, to derogate from, or even to renounce, their rights in the sense that they dispose of their own rights without altering other creditors’ rights.

5.22	We do not express or imply any opinion in respect of a withholding tax that may become due or payable pursuant to the Luxembourg law of 23 December 2005 as amended introducing a withholding tax of 20% on payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the benefit of an individual beneficial owner who is resident of Luxembourg.

5.23	We express no tax opinion whatsoever in respect of the Company or the tax consequences of the transactions contemplated by the Opinion Documents.

5.24	We express no opinion as to whether the performance of the Opinion Documents would cause any borrowing limits, debt/equity or other ratios possibly agreed with the tax authorities to be exceeded nor as to the consequences thereof.

5.25	We express no opinion whatsoever on regulatory matters or on matters of fact or on matters other than those expressly set forth in this legal opinion, and no opinion is, or may be, implied or inferred therefrom.

5.26	We have not made any enquiry regarding, and no opinion is expressed or implied in relation to, the accuracy of any representation or warranty given by, or concerning, any of the parties to the Opinion Documents or whether such parties or any of them have complied with or will comply with any covenant or undertaking given by them or the terms and conditions of any obligations binding upon them, save as expressly provided herein.

5.27	The rights and obligations of the parties under the Opinion Documents may be limited by the effects of (i) criminal law measures, including without limitation criminal freezing orders, or (ii) public law sanctions or restraining measures taken from time to time under applicable laws, treaties or other instruments.

5.28	Payments made, as well as other transactions (listed in the pertinent section of the Luxembourg Commercial Code) concluded or performed, during the suspect period (période suspecte) which is fixed by the Luxembourg court and dates back not more than six months as from the date on which the Luxembourg court formally adjudicates a person bankrupt, and, as for specific payments and transactions, during an additional period of ten days before the commencement of such period, are subject to cancellation by the Luxembourg court upon proceedings instituted by the Luxembourg insolvency receiver.

In particular,

(a)	article 445 of the Luxembourg Commercial Code sets out that specific transactions entered into during the suspect period and an additional period of ten days preceding the suspect period fixed by the court (e.g. the granting of a security interest for antecedent debts; the payment of debts which have not fallen due, whether payment is made in cash or by way of assignment, sale, set-off or by any other means; the payment of debts which have fallen due by any other means than in cash or by bill of exchange; transactions without consideration or for materially inadequate consideration) must be set aside or declared void, as the case may be, if so requested by the insolvency receiver;

(b)	article 446 of the Luxembourg Commercial Code states that payments made for matured debts as well as other transactions concluded for consideration during the suspect period are subject to cancellation by the court upon proceedings instituted by the insolvency receiver if they were concluded with the knowledge of the bankrupt’s cessation of payments; and

(c)	regardless of the suspect period, article 448 of the Luxembourg Commercial Code and article 1167 of the Luxembourg Civil Code (actio pauliana) give the creditor the right to challenge any fraudulent payments and transactions made prior to the bankruptcy, without limitation of time.

5.29	A search at the Register is not capable of conclusively revealing whether a (and the Certificate does not constitute conclusive evidence that no) winding-up resolution or petition, or an order adjudicating or declaring a, or a petition or filing for, bankruptcy or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite) or judicial liquidation or similar action has been adopted or made.

5.30	The corporate documents of, and relevant court orders affecting, a Luxembourg company (including, but not limited to, the notice of a winding-up order or resolution, notice of the appointment of a receiver or similar officer) may not be held at the Register immediately and there is generally a delay in the relevant document appearing on the files regarding the company concerned. Furthermore, it cannot be ruled out that the required filing of documents has not occurred or that documents filed with the Register may have been mislaid or lost. In accordance with Luxembourg company law, changes or amendments to corporate documents to be filed at the Register will be effective (opposable) vis-à-vis third parties only as of the day of their publication in the Official Gazette unless the company proves that the relevant third parties had prior knowledge thereof.

5.31	As used in this legal opinion, the term enforceable means that the relevant rights and obligations are of a type which the Luxembourg courts do normally enforce. It does not mean that these obligations will necessarily be enforced in all circumstances in accordance with their respective terms, enforcement being subject to, inter alia, the nature of the remedies available in the Luxembourg courts, the acceptance by such court of jurisdiction, the discretion of the courts (within the limits of Luxembourg law), the power of such courts to stay proceedings, to grant grace periods, the provisions of Luxembourg procedure rules regarding remedies, enforcement measures available under Luxembourg law, mandatory provisions of Luxembourg law or principles of Luxembourg international public policy from time to time in force and the general principles of Luxembourg law in particular, the general principle of good faith performance.

5.32	Actions in Luxembourg courts must, in principle, be brought in the name of the principal not in the name of an agent of the principal.

6.	This legal opinion is as of this date and we undertake no obligation to update it or advise of changes hereafter occurring. We express no opinion as to any matters other than those expressly set forth herein, and no opinion is, or may be, implied or inferred herefrom. We express no opinion on any economic, financial or statistical information (including formulas determining payments to be made) contained in the Opinion Documents (or any document in connection therewith).

7.	This legal opinion is given on the express basis, accepted by each person who is entitled to rely on it, that this legal opinion and all rights, obligations or liability in relation to it are governed by, and shall be construed in accordance with, Luxembourg law and that any action or claim in relation to it can be brought exclusively before the courts of Luxembourg.

8.	Any addressee who is entitled to, and does, rely on this legal opinion agrees, by so relying, that, to the fullest extent permitted by law and regulation (and except in the case of wilful misconduct or fraud) there is no assumption of personal duty of care by, and such person will not bring any claim against, any individual who is a partner of, member of, employee of or consultant to Allen & Overy, société en commandite simple, Allen & Overy LLP or any other member of the group of Allen & Overy undertakings and that such person will instead confine any claim to Allen & Overy, société en commandite simple, Allen & Overy LLP or any other member of the group of Allen & Overy undertakings (and for this purpose “claim” means (save only where law and regulation applies otherwise) any claim, whether in contract, tort (including negligence), for breach of statutory duty, or otherwise).

9.	Luxembourg legal concepts are expressed in English terms and not in their original French or German terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. It should be noted that there are always irreconcilable differences between languages making it impossible to guarantee a totally accurate translation or interpretation. In particular, there are always some legal concepts which exist in one jurisdiction and not in another, and in those cases it is bound to be difficult to provide a completely satisfactory translation or interpretation because the vocabulary is missing from the language. We accept no responsibility for omissions or inaccuracies to the extent that they are attributable to such factors.

This legal opinion is given to you exclusively in connection with the Opinion Documents and may not be relied upon by you for any other purpose. You may not give copies of this legal opinion to others, or enable or allow any person or persons to quote, rely upon or otherwise use part or all of this legal opinion without our prior written permission.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the U.S. Securities Act of 1933, as amended, and to the use of our name therein, in the Prospectus and in any prospectus supplement under the caption “Legal Matters”. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the SEC.

Yours faithfully,

/s/ Patrick Mischo

Allen & Overy

Patrick Mischo*

Partner

Avocat à la Cour

*	This document is signed on behalf of Allen & Overy, a société en commandite simple, registered on list V of the Luxembourg bar. The individual signing this document is a qualified lawyer representing this entity.